Exhibit 12(d)

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

		Twelve Months Ended
	Three	December 31,
	Months Ended	(Thousands of Dollars)
	March 31,
	2007	2006	2005	2004	2003	2002

Earnings, as defined:
Income before income taxes	$35,634	$137,890	$115,764	$76,936	$80,319	$86,326
Adjust for distributed income of equity
investees	(1,535)	(9,347)	(10,370)	1,990	(2.136)	(2,544)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Fixed charges, as below	15,450	60,687	57,739	55,530	60,304	61,403
Total earnings, as defined	$49,549	$189,230	$163.133	$134.456	$138,487	$145,185

Fixed charges, as defined:
Interest charges	$15,257	$59,955	$56,866	$54,297	$59,363	$60,317
Rental interest factor	193	732	873	1,233	941	1,086
Total fixed charges, as defined	$15,450	$60,687	$57,739	$55,530	$60,304	$61,403

Ratio of earnings to fixed charges	3.21x	3.12x	2.83x	2.42x	2.30x	2.36x